THE AUSTRIA FUND, INC.				Exhibit 77C
811-5736



The Annual Meeting of Shareholders of The Austria Fund, Inc.
was held on December 15, 1999. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:	         Shares               Withheld
                                 Voted For	      Authority

   Dave H. Williams	         6,407,660	      131,384
   Peter Mitterbauer	         6,397,433		141,611
   John D. Carifa	               6,390,283		148,761
   Thomas G. Lachs               6,377,110		161,934
   Andras Simor	               6,380,846		158,198
   Reba W. Williams	         6,397,578		141,466
   Stefan K. Zapotocky           6,381,946		157,098

2. To ratify the selection 	   Shares	       Shares Voted	 Shares
   of Price Waterhouse LLP 	   Voted For	 Against	       Abstained
   as the Fund's independent
   auditors for the Fund's
   fiscal year ending
   August 31, 2000.	         6,486,863	 39,124	       13,056